AMERICAN MEDICAL PROVIDERS, INC.

August 10th, 1998


Securities and Exchange Commision
Judicary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention:        Ms. Shelley E. Parratt
                  Mr. Joseph K. Pascale
                  Mr. Joseph M. Kempf
                  Ms. Carol Stacey

            Re: American Medical Providers, Inc. (the "Company") Withdrawl of S-1 Registration Statement File No. 333-39441

Dear Madams and Sirs:

This letter is to request that the above registration statements be withdrawn from further review by the Securities and Exchange Commission as the Company has determined that it is not in its best interests to proceed with its planned intial public offering. I confirm that none of the shares of the Company's Common Stock that were intended to be registered under either registration statement were sold.

Should you have any questions regarding the above, please do not hesitate to contact the undersigned.

Sincerely,

/s/ JACK N. MCCRARY
Jack N. McCrary
Chairman, President and Chief
Executive Officer

cc:    Wiley Carmichael
       Ivan Wood

3555 Timmons Lane, Suite 1550           Tel: 713-621-5500
Houston, Texas  77027                   Fax: 713-621-4148